(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports 2018 First Quarter Results and Reaffirms Full Year Guidance

•	Q1 GAAP diluted EPS of $0.31 and adjusted diluted EPS of $0.34

•	Q1 consolidated net sales of $647 million, in line with management expectations

•	Continued growth momentum in fashion basics in imprintables

•	International sales up 24% for the quarter

•	Company reaffirms 2018 financial guidance

Montreal, Wednesday, May 2, 2018 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the first quarter ended April 1, 2018 and reaffirmed its full year guidance.

The Company's first quarter performance was largely in line with its expectations and the Company is on track to attain its full year financial targets. As expected and consistent with the Company’s guidance initiated on February 22, 2018, adjusted EPS was down in the quarter compared to the record level achieved in the first quarter last year. The Company continued to see strong sales momentum in higher growth product areas such as fashion basics, as well as strong double digit sales growth in international markets, although as anticipated, temporary product availability constraints limited the Company’s ability to fully capitalize on sales demand in the quarter. During the quarter, the Company also successfully launched its full assortment of Gildan® branded men's underwear on Amazon.

Results for the quarter were also impacted, as anticipated, by higher raw material and other input costs and planned investments in the areas of e-commerce and distribution. SG&A cost reductions resulting from the Company’s organizational consolidation effected at the beginning of 2018 started to flow through in the quarter. The benefit from these cost reductions is expected to have a larger impact in the second half of the year. Free cash flow in the first quarter was better than the Company anticipated.

Operating results
Net sales of $647.3 million in the first quarter ended April 1, 2018, were down 2.7% compared to the prior year reflecting a 3.2% increase in activewear sales and a 20.4% decline in the hosiery and underwear category. The increase in activewear sales was mainly due to higher net selling prices, including foreign exchange and favourable product-mix driven by double digit sales growth in the fashion basics category, including American Apparel®, Comfort Colors®, and our Gildan® Softstyle ring-spun offering. International sales in the first quarter were up 24%, reflecting strong growth momentum in all markets. The decline in the hosiery and underwear sales category was mainly due to the anticipated decline in unit sales volumes of socks at mass retailers which are shifting emphasis toward their own private label brands. In addition, lower sock sales reflected the impact of the non-recurrence of the initial roll-out of a licensed program to a large national chain retailer, which occurred in the first quarter of the prior year. Underwear point of sales (POS) continued to perform strongly in the quarter. According to NPD's Retail Tracking Service, market share for Gildan® branded men's underwear was 12.1% for the March quarter, up 140 basis points compared to the March quarter last year, reflecting in part the impact of expanded distribution in the e-commerce channel. POS growth of Gildan® men's underwear outpaced the overall POS growth for men's underwear for the total measured market per NPD.

Gross margin in the first quarter of 2018 totaled 27.2%, reflecting a 120 basis point decrease over the same period last year. The decline was mainly due to the anticipated impact of higher raw material and other input costs, partly offset by higher net selling prices, including foreign exchange and the positive impact of a richer product-mix.

SG&A expenses for the first quarter of 2018 amounted to $93.1 million, or 14.4% of sales, compared to $89.2 million, or 13.4% of sales, in the first quarter of 2017. The $3.9 million increase was primarily due to planned higher selling and distribution expenses related to the enhancement of the Company's e-commerce and distribution capabilities, partly offset by cost reductions resulting from the Company's recent organizational consolidation.

For the first quarter of 2018, the Company generated operating income of $76.3 million and adjusted operating income of $82.7 million, down 18.0% and 17.0%, respectively, compared to the same period last year. Adjusted operating margin for the first quarter was 12.8% compared to 15.0% in the first quarter of 2017.

Net earnings for the three months ended April 1, 2018 amounted to $67.9 million, or $0.31 per share on a diluted basis, compared with net earnings of $83.5 million, or $0.36 per share on a diluted basis for the same period last year. Excluding the impact of after-tax restructuring and acquisition-related costs of $6.7 million in the quarter and $6.6 million in the prior year quarter, Gildan reported adjusted net earnings of $74.6 million, or $0.34 per share on a diluted basis for the first quarter of 2018, down from $90.1 million, or $0.39 per share on a diluted basis in the same quarter last year. The 12.8% decrease in adjusted diluted EPS in the quarter was mainly driven by lower gross profit and higher SG&A expenses, partly offset by lower income tax expense and the benefit of a lower share count compared to the prior year.

The Company consumed $40.0 million of free cash flow in the first quarter 2018 compared to free cash flow generation of $41.3 million in the same quarter last year. The decline was primarily due to higher working capital requirements, driven primarily by higher raw material costs, and lower earnings in the quarter, partly offset by lower capital expenditures. Capital expenditures of $22.4 million in the quarter were primarily for investments in textile capacity expansion, distribution, information technology, and sewing capacity. During the first quarter of 2018, the Company repurchased 3,058,666 common shares at a total cost of approximately $89 million, pursuant to its normal course issuer bid (NCIB). The Company ended the first quarter of 2018 with net debt of $723.5 million and a leverage ratio of 1.3 times net debt to trailing twelve months adjusted EBITDA.

Outlook
The Company reaffirmed its full year 2018 financial guidance of adjusted diluted EPS in the range of $1.80 to $1.90 on projected net sales growth in the low to mid-single-digit range, adjusted EBITDA in the range of $595 to $620 million, and projected free cash flow of approximately $400 million for the year. The Company continues to project capital expenditures of approximately $125 million for 2018.

Projected growth in adjusted diluted EPS for 2018 continues to reflect the projected impact of higher sales, anticipated cost reductions related to efficiency gains expected from the streamlining of the Company's sales and marketing infrastructure in connection with its organizational consolidation, and the benefit of a lower share count compared to the prior year. These positive factors are projected to be partly offset by higher raw material and other input costs, expenses related to e-commerce and distribution initiatives to support direct-to-consumer fulfillment capabilities, and slightly higher income tax expense. The Company continues to assume an income tax rate of approximately 4% in 2018.

While the Company is projecting sales growth in the second quarter of 2018, it continues to work to increase availability, particularly for certain higher-margin activewear products. Further, as previously stated, adjusted operating margin in the second quarter is expected to be down year-over-year due to anticipated higher raw material and other input costs, and planned increases in e-commerce and distribution investments, partly offset by anticipated cost reductions stemming from the Company’s organizational consolidation. These cost reductions are expected to have a larger positive impact in the second half of the year and the Company continues to expect SG&A as a percentage of sales in the third and fourth quarters of 2018 to improve in the range of 100 to 200 basis points on a year-over-year basis.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of $0.112 per share, payable on June 11, 2018 to shareholders of record on May 17, 2018. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal course issuer bid
On February 22, 2018, the Company announced the renewal of a NCIB beginning February 27, 2018 and expiring February 26, 2019, to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares as of February 16, 2018.

During the three months ended April 1, 2018, the Company repurchased for cancellation a total of 3,058,666 common shares under the NCIB for a total cost of $89.2 million, of which a total of 175,732 common shares were repurchased under the previous NCIB. Of the total cost of $89.2 million, $2.2 million was charged to share capital and $87.0 million was charged to retained earnings. Of the 3,058,666 common shares purchased for cancellation, the settlement of 229,778 common shares occurred post quarter-end, for which $6.7 million is recorded in accounts payable and accrued liabilities as at April 1, 2018. The Company repurchased an additional 2,372,843 common shares under an automatic share purchase program during the remainder of the month of April 2018 at a total cost of $69.8 million.

Disclosure of outstanding share data
As at April 30, 2018, there were 214,013,806 common shares issued and outstanding along with 2,991,665 stock options and 102,567 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss first quarter 2018 results and its business outlook today at 5:00 PM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 46846360#. A replay will be available for 30 days starting at 7:30 PM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three months ended April 1, 2018 available on Gildan's corporate website, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in U.S.$ millions, except per share amounts or otherwise indicated)	Q1 2018	Q1 2017	Variation (%)
Net sales	647.3	665.4	(2.7)%
Gross profit	175.8	188.7	(6.8)%
SG&A expenses	93.1	89.2	4.4%
Restructuring and acquisition-related costs	6.4	6.6	(3.0)%
Operating income	76.3	93.0	(18.0)%
Adjusted operating income(1)	82.7	99.6	(17.0)%
Adjusted EBITDA(1)	124.1	138.7	(10.5)%
Financial expenses	5.2	4.7	10.6%
Income tax expense	3.2	4.7	(31.9)%
Net earnings	67.9	83.5	(18.7)%
Adjusted net earnings(1)	74.6	90.1	(17.2)%

Basic EPS	0.31	0.36	(13.9)%
Diluted EPS	0.31	0.36	(13.9)%
Adjusted diluted EPS(1)	0.34	0.39	(12.8)%

Gross margin	27.2%	28.4%	(1.2) pp
SG&A expenses as a percentage of sales	14.4%	13.4%	1.0 pp
Operating margin	11.8%	14.0%	(2.2) pp
Adjusted operating margin(1)	12.8%	15.0%	(2.2) pp

Cash flows (used in) from operating activities	(17.6)	65.9	n.m.
Free cash flow(1)	(40.0)	41.3	n.m.

As at	Apr 1, 2018	Dec 31, 2017
Inventories	988.6	945.7
Trade accounts receivable	350.8	243.4
Net indebtedness(1)	723.5	577.2
Net debt leverage ratio(1)	1.3	1.0
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in U.S.$ millions)	Q1 2018	Q1 2017	Variation (%)
Activewear	514.5	498.6	3.2%
Hosiery and underwear	132.8	166.8	(20.4)%
	647.3	665.4	(2.7)%

Net sales were derived from customers located in the following geographic areas:

(in U.S.$ millions)	Q1 2018	Q1 2017	Variation (%)
United States	555.8	580.5	(4.3)%
Canada	25.4	31.5	(19.4)%
International	66.0	53.3	23.8%
	647.3	665.4	(2.7)%

HISTORICAL DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in U.S.$ millions)	Q1 2017	Q2 2017	Q3 2017	Q4 2017	YTD 2017
Activewear	498.6	533.0	546.2	465.4	2,043.1
Hosiery and underwear	166.8	182.4	170.2	188.3	707.7
	665.4	715.4	716.4	653.7	2,750.8

Net sales were derived from customers located in the following geographic areas:

(in U.S.$ millions)	Q1 2017	Q2 2017	Q3 2017	Q4 2017	YTD 2017
United States	580.5	615.4	620.0	565.3	2,381.2
Canada	31.5	33.8	32.7	33.0	131.1
International	53.3	66.1	63.7	55.4	238.6
	665.4	715.4	716.4	653.7	2,750.8

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, including related income tax expenses and recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q1 2018	Q1 2017
Net earnings	67.9	83.5
Adjustments for:
Restructuring and acquisition-related costs	6.4	6.6
Income tax expense relating to restructuring and acquisition-related costs	0.3	—
Adjusted net earnings	74.6	90.1
Basic EPS	0.31	0.36
Diluted EPS	0.31	0.36
Adjusted diluted EPS	0.34	0.39

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, or otherwise indicated)	Q1 2018	Q1 2017
Operating income	76.3	93.0
Adjustment for:
Restructuring and acquisition-related costs	6.4	6.6
Adjusted operating income	82.7	99.6

Operating margin	11.8%	14.0%
Adjusted operating margin	12.8%	15.0%

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q1 2018	Q1 2017
Net earnings	67.9	83.5
Restructuring and acquisition-related costs	6.4	6.6
Depreciation and amortization	41.4	39.2
Financial expenses, net	5.2	4.7
Income tax expense	3.2	4.7
Adjusted EBITDA	124.1	138.7

Free cash flow
Free cash flow is defined as cash from operating activities less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q1 2018	Q1 2017
Cash flows (used in) from operating activities	(17.6)	65.9
Cash flows used in investing activities	(22.5)	(117.6)
Adjustment for:
Business acquisitions	0.1	93.0
Free cash flow	(40.0)	41.3

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Apr 1, 2018	Dec 31, 2017
Long-term debt and total indebtedness	775.0	630.0
Cash and cash equivalents	(51.5)	(52.8)
Net indebtedness	723.5	577.2

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in U.S.$ millions, or otherwise indicated)	Apr 1, 2018	Dec 31, 2017
Adjusted EBITDA for the trailing twelve months	571.2	586.1
Adjustment for:
Business acquisitions	—	0.3
Pro-forma adjusted EBITDA for the trailing twelve months	571.2	586.4
Net indebtedness	723.5	577.2
Net debt leverage ratio	1.3	1.0

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, adjusted diluted earnings per share, SG&A expenses, adjusted operating margin, income tax rate, adjusted EBITDA, free cash flow, and capital expenditures. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three months ended April 1, 2018 and for the fiscal year ended December 31, 2017 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With over 50,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Garry Bell
Vice President, Corporate Marketing and Communications
(514) 744-8600
gbell@gildan.com

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